UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

043635408

(CUSIP Number)

Song Liang c/o Ascent Solar Technologies, Inc.

12300 Grant Street, Thornton CO 80241  720-872-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240. 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635408		13D

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) N/A(1) Hong Kong Boone Group Ltd

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 465,728,901

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 465,728,901

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 465,728,901

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 19.99%(2)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 Hong Kong Boone Group Ltd is incorporated in Hong Kong and does not have an I.R.S. Identification Number.

(2)                                 Based upon (i) 1,864,080,510 shares outstanding as of February 16, 2017 and (ii) 465,728,901 shares of common stock issuable upon conversion of shares of Series K Preferred Stock held by the reporting person.

CUSIP No. 043635408	13D

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.0001 par value per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 12300 Grant Street, Thornton, CO 80241.

Item 2.	Identity and Background.

(a)-(c)               This Statement is being filed by Hong Kong Boone Group Ltd, a company organized under the laws of Hong Kong (“HKBG”). HKBG is a Hong Kong investment firm. The address of HKBG’s principal office is Room 414, 4F, International Plaza, 20 Sheung Yuet Road, Mongkok, Kowloon, Hong Kong 999077. The name, residence or business address, and present principal occupation or employment of each of the executive officers and directors of HKBG, and the name, principal business and address of any corporation or other organization in which such employment is conducted, are set forth on Schedule A and are incorporated by reference herein.

Song Liang is a director and a 100% equity owner of HKBG.  Li Yanling is a director of HKBG. Song Liang and Li Yanling are husband and wife.

(d)-(e)   During the last five years, neither HKBG nor, to the best of HKBG’s knowledge, any person named in Schedule A, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   The citizenships of each executive officer and director of HKBG are set forth on Schedule A and are incorporated by reference herein.

Item 3.	Source or Amount of Funds or Other Consideration.

On February 8, 2017, the Issuer, entered into a securities purchase agreement (“Series K SPA”) with the reporting person for the private placement of up to 20,000 shares of the Issuer’s newly designated Series K Convertible Preferred Stock (“Series K Preferred Stock”).  The Issuer will sell 1,000 shares of Series K Preferred Stock to HKBG in exchange for $1,000,000 of gross proceeds on or before each of (i) February 24, 2017, (ii) March 27, 2017, (iii) April 27, 2017, (iv) May 27, 2017 and (v) June 27, 2017.  The Issuer will sell

15,000 shares of Series K Preferred Stock to the reporting person in exchange for $15,000,000 of gross proceeds on or before July 27, 2017.

Shares of the Series K Preferred Stock will be convertible at the option of the holder into common stock at a fixed conversion price equal to $0.004.  Accordingly, the 20,000 shares of Series K Preferred Stock would be convertible into a total of 5,000,000,000 common shares.  At no time, however, may the Series K Preferred Stock be converted if the number of shares of common stock to be received by the reporting person pursuant to such conversion, when aggregated with all other shares of common stock then beneficially (or deemed beneficially) owned by the reporting person, would result in reporting person beneficially owning more than 19.99% of all common stock then outstanding.

Accordingly, the reporting person may be deemed to have beneficial ownership of 465,728,901 shares of common stock issuable upon conversion of Series K Preferred Stock which could be converted in compliance with the 19.99% blocker provision.

Item 4.	Purpose of Transaction.

HKBG acquired the shares for investment purposes.

As of the date of this Statement, except as set forth within this Statement, the reporting person, has no plans or proposals that would result in any of the matters set forth within (a)-(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)                           HKBG beneficially owns 465,728,901 Shares, which constitutes approximately 19.99% of the Issuer’s total number of shares issued and outstanding as of February 16, 2017.

(b)                           HKBG has the sole voting and dispositive power over 465,728,901 Shares.

(c)                            Except as described in Item 3 above with respect to the securities subscribed for on February 8, 2017, HKBG has not effected any transactions in shares during the past sixty days. To the knowledge of HKBG, none of HKBG’s executive officers or directors has effected any transactions in the shares during the past sixty days.

(d)                           To HKBG’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of HKBG reported herein.

(e)                            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On February 8, 2017, the Issuer and HKBG entered into the Series K SPA, a copy of which is filed as Exhibit 1 hereto. The description of the Series K SPA contained herein is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference. Under the terms of the Series K SPA, among other things, HKBG subscribed for up to 20,000 shares of Series K Preferred Stock in a private placement.

The foregoing description of the Series K SPA does not purport to be complete and is qualified in its entirety by reference to the Series K SPA which is filed as an exhibit hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.
Exhibit 1 Securities Purchase Agreement, dated February 8, 2017, incorporated by reference to Exhibit 10.1 of Issuer’s Current Report filed on Form 8-K on February 14, 2017.

CUSIP No. 0043635408	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HONG KONG BOONE GROUP LTD

By: /s/ Song Liang
Song Liang

Director
Authorized Representative

February 21, 2017
Date